EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

RECEIVED
2007 DEC 18 A 10:22

12g3-2(b) File No.82-4922

Ref No. OS.123/2007

December 17, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07028706

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
DEC 2 8 2007
THOMSON
FINANCIAL

Yours sincerely,

P. Pookakupt

12/19

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

SS.5-4541/2007

December 13, 2007

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the seventeenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on January 16, 2008, we would like inform you the details of the sixteenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 92 days duration – from October 16, 2007 to January 15, 2008. And, we will close the book for interest payment at noon of January 2, 2008.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)

Vice President

Securities Services Department

Tel. 0 2470 1981 - 3

END